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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X]  Check box if no longer  subject to
     Section 16. Form 4 or Form 5 obli-
     gations may continue. See Instruction 1(b).

     Form 3 Holdings Reported

     Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Intercoastal Holdings L.L.C.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

760  U.S. Highway One
--------------------------------------------------------------------------------
                                    (Street)

North Palm Beach                       Florida             33408
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

ObjectSoft Corporation   (OSFT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year


   12/2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.0001 per share                      06/06/00       J(1)          96,122         A      (1)      96,122          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.0001 per share                      06/07/00       J(2)          55,898         A      (2)      55,898          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.0001 per share                      12/29/00       J(3)         490,000         A      (3)     490,000          D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).
(Over)

                                                                 SEC 2270 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Series G                                                                       Common
Preferred Stock    (1)       12/30/99  J(1)    1500          03/30/00   (4)    Stock      (1)        (1)        300  D
------------------------------------------------------------------------------------------------------------------------------------
Series A Warrants
to Purchase                                                                    Common
Common Stock       $.50      12/29/00  J(3)    490,000        (5)       (5)    Stock    122,500      (3)    490,000  D
------------------------------------------------------------------------------------------------------------------------------------
Series B Warrants
to Purchase                                                                    Common
Common Stock       $.60      12/29/00  J(3)    490,000        (5)       (5)    Stock    122,500      (3)    490,000  D
------------------------------------------------------------------------------------------------------------------------------------
Series C Warrants
to Purchase                                                                    Common
Common Stock       $.70      12/29/00  J(3)    490,000        (5)       (5)    Stock    122,500      (3)    490,000  D
------------------------------------------------------------------------------------------------------------------------------------
Series D Warrants
to Purchase                                                                    Common
Common Stock       $.75      12/29/00  J(3)    490,000        (5)       (5)    Stock    122,500      (3)    490,000  D
------------------------------------------------------------------------------------------------------------------------------------
Warrants
to Purchase                                                                    Common
Common Stock       $2.95625  12/30/99  J(6)                  12/30/99 12/29/04 Stock     25,000      (6)             D
------------------------------------------------------------------------------------------------------------------------------------
Warrants
to Purchase                                                                    Common
Common Stock       $2.95625  12/30/99  J(6)                  12/30/99 12/29/04 Stock     25,000      (6)             D
------------------------------------------------------------------------------------------------------------------------------------
Warrants
to Purchase                                                                    Common
Common Stock       $2.95625  12/30/99  J(6)                  02/01/00 01/31/05 Stock      6,250      (6)             D
------------------------------------------------------------------------------------------------------------------------------------
Warrants
to Purchase                                                                    Common
Common Stock       $2.95625  12/30/99  J(6)                  02/01/00 01/31/05 Stock      6,250      (6)             D
====================================================================================================================================

Explanation of Responses:
     (1) On June 6, 2000, the Reporting Person converted 1200 of 1500 shares of Series G Preferred Stock received by the Reporting Person, as finders fees, pursuant to a purchase agreement dated December 30, 1999 by and among Cedar Trees Investments Ltd., Danby International Ltd., Garros Ltd., Hudson Venture Associates LLC, Roseworth Group Limited, Triton Private Equities Fund L.P. and Fairfield Homes Ltd. (the "Series G Preferred Stock Purchase Agreement"). The number of shares of Common Stock to be received by the Reporting Person upon the conversion of the remaining Series G Preferred Stock is dependent upon the market price of the Common Stock. Each share of the Series G Preferred Stock may be converted into Common Stock by dividing $100.00 by the lesser of (a) $2.6875 or (b) the average of the two lowest closing bid prices of the Common Stock during the 30 day trading period immediately preceding the conversion date. As a result of this formulation, the actual number of shares of Common Stock to be issued upon conversion of the Series G Preferred Stock cannot be determined at this time.
     (2) Pursuant to a private placement dated June 7, 2000, the Reporting Person received, as finders fees, 55,898 shares of Common Stock.
     (3) Pursuant to a purchase agreement dated December 29, 2000, by and among the Issuer and Warwick Corporation Ltd., Manchester Asset Management, Ltd., Aspen International, Ltd., Domino International, Ltd., Gilston Corporation, Ltd. and Magellan International, Ltd., the Reporting Person received, as finder's fees, 12.25 shares of Issuer's Series H Preferred Stock. Each share of the Series H Preferred Stock is convertible at a conversion price of $0.25 per share. Each unit consists of (i) one share of the Issuer's Common Stock and (ii) four warrants (Series A, B, C and D), each to purchase one-quarter of a share of the Issuer's common stock. The shares of Series H Preferred Stock may not be converted until the earlier of (x) March 29, 2001 and (y) the effective date of the Issuer's Form S-3 Registration Statement filed with the Securities and Exchange Commission on January 31, 2001.
     (4) In the event the Reporting Person has not exercised its conversion rights with respect to the shares of Series G Preferred Stock by December 29, 2001, such shares shall automatically be converted.
     (5) Each of the four types of warrants to be received upon conversion of the Series H Preferred Stock shall be exercisable from the date of issuance of the warrant until December 29, 2005.
     (6) Pursuant to the Series G Preferred Stock Purchase Agreement, the Reporting Person received, as finder's fees, four warrants to purchase 25,000, 25,000, 6,250 and 6,250 shares of Common Stock respectively.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                  /s/ Marilyn R. O'Leary                         April 3, 2001
                 -------------------------------------------  ------------------
                  **Signature of Reporting Person                     Date
                    Intercoastal Holdings L.L.C.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB number.                                                        Page 2
                                                                 SEC 2270 (3-99)